Mail Stop 04-05

						August 19, 2005


via facsimile and U.S. mail

Mr. Randy J. Vest
Vice President and Controller
Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas

	Re:	Kimberly-Clark Corporation
		Form 10-K for the year ended December 31, 2004
		Filed February 24, 2005

      Response letter dated June 7, 2005
		File No. 001-00225

Dear Mr. Vest:

      We have reviewed your response letter dated June 7, 2005 and have the following accounting comments. Please address both of your synthetic fuel partnerships in response to our comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and Analysis. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.



Form 10-K filed on February 24, 2005

Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 45

Note 13. Synthetic Fuel Partnership, page 67

1. Tell us how you calculated the Total Project Present Values presented in Exhibits A and B. Specifically, address the following:

* Detail for us the assumptions regarding production volume, sales price of the synthetic fuel produced, revenue inflation and cost inflation associated with the base outcomes used for your Monte
Carlo
analyses.

* Detail for us the same assumptions associated with the expected average outcomes from your Monte Carlo analyses.

* Provide us the details of how revenues, production costs, other operating costs, operating losses, Section 29 tax credits and tax benefits of operating losses are allocated among the partners to arrive at the probability weighted present value of cash flows and the expected losses and / or expected residual returns. Provide us an example of such an allocation for the average probability weighted present value values of cash flows you have presented in Exhibits A and B.

* Clarify how you addressed the scheduled expiration of the Section
29 tax credits in your assumptions.

2. Tell us the total amount of revenues, production costs, operating losses and tax credits and the corresponding amounts of operating losses and tax credits allocated to each ownership interest for both of your synthetic fuel partnerships for the years ended 2003 and 2004. Quantify for us any payments made directly to the owner/manager outside of the partnership agreements in each of these years.

3. We note in footnote 3 of your response you indicate that in late
2004 you refined the method used to perform the cash flow analysis of one of your synthetic fuel partnerships concluding that payments made to the owner/manager outside of the operation of the partnership entity should be included in the cash flow analysis. Tell us the following regarding these payments:

* Tell us what these payments represented.

* Tell us if these additional payments impacted the allocation of operating losses and tax credits for the partnership, and if so, explain to us how the allocation changed.

* Confirm for us that you are not required to make similar payments to the owner/manager of Partnership 2.

4. Tell us if any guarantees or other agreements exist outside of the partnership agreements. If so, please provide us with the details.

5. You indicate that your expected share of losses and expected residual returns is less than your ownership due to contractual provisions which limit your share of production costs to a fixed dollar amount per dollar of tax credit generated. Tell us if your fixed share of production costs is subject to any conditions and whether a change in any condition(s) would cause an adjustment to the fixed amount.

6. You indicate that the amounts of cash funding for your partnerships represented your share of the operating losses of these entities. Confirm for us that you did not provide any consideration for your minority interests in both these partnerships.

7. Tell us if any of the other investors or the manager of the two synthetic fuel partnerships is a related party as that term is defined in SFAS 57 and whether certain other parties are acting as de facto agents or de facto principals as defined in paragraph 16 of FIN
46(R).

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review.
Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact William Choi at (202) 551-3716 or Jill Davis at
(202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Direct any other questions to the undersigned at (202) 551-3740. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


Randy J. Vest
Kimberly-Clark Corporation
August 19, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE